Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 10 June 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
03/06/2019	8,682	126.4088	1,097,481.20	22,400	142.4702	3,191,332.48	2,853,225.28	31,082	127.1059	3,950,706.49
04/06/2019	6,614	126.2905	835,285.37	29,500	143.5433	4,234,527.35	3,766,032.86	36,114	127.4109	4,601,318.23
05/06/2019	6,457	127.8247	825,364.09	6,500	144.9897	942,433.05	837,197.34	12,957	128.3138	1,662,561.43
06/06/2019	3,797	130.1020	493,997.29	5,200	148.2059	770,670.68	684,067.71	8,997	130.9398	1,178,065.00
07/06/2019	5,413	133.0291	720,086.52	10,000	150.6907	1,506,907.00	1,336,740.00	15,413	133.4475	2,056,826.52
Total	30,963	128.2891	3,972,214.47	73,600	144.6450	10,645,870.56	9,477,263.20	104,563	128.6256	13,449,477.66

Since the announcement of the buyback program dated 28 December 2018 till 7 June 2019, the total invested consideration has been:

•	Euro 86,880,923.37 for No. 778,532 common shares purchased on the MTA

•	USD 30,032,367.81 (Euro 26,846,355.10*) for No. 209,059 common shares purchased on the NYSE resulting in total No. 6,737,173 common shares held in treasury as of 7 June 2019. As of the same date, the Company held 2.62% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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